

July 31, 2009

Mr. Mark R. Belgya
Vice President and Chief Financial Officer
The J.M. Smucker Company
One Strawberry Lane
Orrville, Ohio 44667-0280

> **Re: The J. M. Smucker Company**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **Filed June 26, 2009**
> **File No. 001-05111**

Dear Mr. Belgya:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2009

Controls and procedures, page 17

1.   Please note the term *disclosure controls and procedures*, as defined in Exchange Act Rule 13a-15(e), is somewhat more comprehensive than you have identified in your disclosure, entailing the following:

> "…controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management,

including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure"

Your disclosure currently states that that your disclosure controls and procedures were effective in ensuring that the information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

If you are going to explain how your disclosure controls and procedures are effective, please include the complete definition when providing your conclusion.

Financial Statements

Note D – Reportable Segments, page 43

2.   We note that you identify the following four reportable segments: U.S. retail consumer market, U.S. retail oils and baking market, U.S. retail coffee market, and special markets. Although you disclose separate profit and loss information for each of these segments, we note that you disclose total assets and long lived assets based on geographic regions only.   Please tell us why you do not present information about your total assets for each of your reportable segments as required by paragraph 27 of SFAS 131.

Note M – Derivative Financial Instruments, page 55

3.   We note that you have included disclosure of your mark-to-market gains and losses recognized on derivatives for the three month period ended April 30, 2009. Please tell us why you have not disclosed this information on an annual basis in accordance with subparagraphs 44C(b)(2) through 44C(b)(5) of SFAS 133.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief